                                            Filed by United Parcel Service, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                              Subject Company: First International Bancorp, Inc.
                                                    Commission File No.: 0-22861



          ON JANUARY 16, 2001, UNITED PARCEL SERVICE, INC. ISSUED THE
                            FOLLOWING PRESS RELEASE:

FOR IMMEDIATE RELEASE

Contacts:         Peggy Gardner, UPS                          Michele Zommer, First International
                  404-828-6051, pgardner@ups.com              860-241-4705
                  Irene Moore, UPS Capital                    zommerm@firstinterbank.com
                  404-828-6571, imoore@ups.com                Kurt Kuehn, UPS Investor Relations
                                                              404-828-6977, kkuehn@ups.com

                   UPS TO ACQUIRE FIRST INTERNATIONAL BANCORP,
                   EXPANDING UPS CAPITAL'S FINANCIAL SERVICES

               ACQUISITION TO ADD GOVERNMENT-BACKED LOAN PROGRAMS
                TO UPS CAPITAL'S SUPPLY CHAIN FINANCING SOLUTIONS

         ATLANTA, Ga., and HARTFORD, Conn., Jan. 16, 2001 -- United Parcel Service, Inc. (NYSE: UPS) and First International Bancorp, Inc. (NASDAQ: FNCE) today announced a definitive merger agreement by which UPS will acquire First International Bancorp, Inc., the parent company of First International Bank, for approximately $78 million in UPS Class B common stock, based on the closing price for UPS Class B common stock on Friday, Jan. 12, 2001.

         For a description of certain terms of the merger, including the merger consideration, potential reductions in the merger consideration and the creation of an escrow with respect to shares issued in the merger, see "Summary of the Transaction."

         The acquisition will add First International's innovative structured trade finance and commercial lending programs to the expanding capabilities of UPS Capital Corp., the financial services subsidiary of UPS. UPS believes the acquisition will create a powerful combination of financial, shipping and logistics solutions for customers that will enable them to better manage their supply chains through the integration of funds, goods and information.

         First International's expertise in government-backed lending will enhance UPS Capital's financial services portfolio, which currently includes global trade finance, asset-based lending, factoring, payment solutions and equipment leasing.

         First International is a national leader in the use of U.S. government-guaranteed loan programs made available by the Small Business Administration (SBA), the Department of Agriculture (USDA) and the Export-Import Bank of the United States (Ex-Im Bank). It primarily serves small and medium-sized manufacturers, distributors and wholesalers (annual sales of $1 million to $50 million) in the United States and international emerging markets. First International offers loans in amounts up to $10 million each, and, at Sept. 30, 2000, had a managed loan portfolio of approximately $1.2 billion, approximately two-thirds of which is substantially guaranteed or insured by U.S. government agencies and other sources.
                                    - more -
2-2-2

         UPS expects the acquisition to be non-dilutive to earnings per share in 2001 and slightly accretive in 2002.

         "First International serves small and medium-sized businesses that have traditionally been underserved by financial institutions," said Bob Bernabucci, chief executive officer of UPS Capital. "UPS and UPS Capital also are focused on this customer segment with distribution and financial solutions so we believe this combination will be compelling. Additionally, First International's experienced sales force of 95 lending officers and 14 international representatives and its worldwide network provide UPS Capital with additional channels for reaching customers. Finally, First International shares UPS's commitment to controlled and disciplined growth."

         Brett N. Silvers, First International's chairman and CEO, commented, "First International's lending solutions and responsive service are a fit with UPS Capital. Our business customers will benefit from UPS Capital's extensive product offerings. The financial backing of UPS Capital's AAA-rated parent, UPS, will provide First International with significantly greater resources and more efficient funding to build our platform."

         UPS is the world's largest express carrier and largest package delivery company, serving more than 200 countries and territories. Headquartered in Atlanta, the company is located on the Web at www.ups.com. UPS was recently named the "World's Most Admired" mail and package delivery company for the third consecutive year in a Fortune magazine survey.

         UPS Capital Corp. is a wholly owned subsidiary of UPS and is a key component of UPS's business strategy of enabling the flow of goods, information and funds. Combined with other UPS subsidiaries, UPS Capital's financial services can leverage technology, transportation, e-commerce and logistics solutions for total, efficient supply chain management, allowing companies to focus on their core businesses. UPS Capital has the following business groups: Equipment Leasing, Distribution Finance, Payment Solutions, Card Transaction Solutions and Global Trade Finance. It also has a subsidiary, Glenlake Insurance Agency, Inc. UPS Capital is based in Atlanta and resides on the Web at www.upscapital.com.

         First International Bank www.firstinterbank.com, a world leader in the use of SBA, USDA and Export-Import Bank loans, provides innovative credit, trade and financial solutions for small and medium-sized industrial businesses. The company has approximately 200 employees, including 95 experienced lending officers and 14 international representatives. Established in 1955, the Bank is a subsidiary of publicly traded First International Bancorp, Inc. (NASDAQ:
FNCE), with headquarters in Hartford, Conn.

                                      # # #

3-3-3
                           SUMMARY OF THE TRANSACTION

         Under the terms of the merger agreement, First International Bancorp, Inc. shareholders will receive UPS Class B common stock in exchange for shares of First International Bancorp, Inc. common stock, based on the number of shares of First International Bancorp common stock outstanding at closing. Based on First International having approximately 8.3 million shares outstanding as of Sept. 30, 2000, UPS would issue approximately 1.3 million shares of UPS Class B common stock in the merger or approximately 0.160 shares of UPS Class B common stock for each share of First International Bancorp, Inc. common stock. The exchange ratio is subject to a "collar" if the transaction is completed after July 31, 2001.

         The aggregate merger consideration paid by UPS is subject to reduction under certain circumstances based on the net book value of First International Bancorp at the closing. In addition, based on the Jan. 12, 2001 closing price for UPS Class B common stock, approximately 10% of the stock to be issued in the merger will be placed in escrow pending the performance of First International's loan portfolio during the 12 months following the closing and the resolution of any indemnification claims with respect to First International's representations, warranties and covenants in the merger agreement. The escrow and the potential reduction in the merger consideration are described in the merger agreement, which will be filed with the Securities and Exchange Commission.

         The transaction is subject to bank regulatory approvals, the approval of First International Bancorp, Inc.'s shareholders, review under Hart-Scott-Rodino and other customary closing conditions. In connection with the execution of the merger agreement, key shareholders of First International Bancorp, Inc., controlling approximately 53% of the outstanding shares, have agreed to vote their shares of First

International Bancorp stock in favor of the transaction. The transaction is expected to close mid-to-late second quarter 2001.

         As a condition to the completion of the acquisition, prior to closing, First International Bank will sell all of its deposits, approximately $260 million, to a third party subject to regulatory approval. As a result, First International Bank will cease to be a federally insured depository institution regulated by the FDIC and First International Bancorp, Inc. will cease to be a bank holding company regulated by the Board of Governors of the Federal Reserve System. Following the acquisition, First International Bank will operate as a non-depository bank chartered by the State of Connecticut Department of Banking, and will be subject to Connecticut's state banking laws and regulations.


         Except for historical information contained herein, the statements made in this release constitute forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

                                     -more-


4-4-4

          Forward-looking statements include statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic directions, prospects and future results, as well as statements relating to regulatory approvals required in connection with the proposed transaction, the prospects and financial condition of the combined operations of UPS and First International Bancorp, the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises and other statements relating to future events and financial performance. Such forward-looking statements involve certain risks and uncertainties. Important factors may cause actual results to differ materially from those contained in forward-looking statements. These include the failure of the proposed transaction to be completed for any reason, the competitive environment in which UPS operates, economic and other conditions in the markets in which UPS operates, strikes, work stoppages and slowdowns, governmental regulation, increases in aviation and motor fuel prices, cyclical and seasonal fluctuations in operating results and other risks discussed in filings that UPS has made with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which discussions are incorporated herein by reference.

         Many important factors could also cause actual results to differ materially from those in the forward-looking statements made by or about First International. Such factors include, but are not limited to, changes (legislative, regulatory and otherwise) in the banking and commercial finance industries and those specifically relating to the continuation in their present form of the government guaranteed loan programs utilized by First International; the ability of First International to continue its recent growth in an increasingly competitive market for loan originations; disruption in the capital markets which may delay or prevent First International from receiving funding under warehouse lines of credit or completing loan sales and securitizations; and other risks identified in First International's Securities and Exchange Commission filings.

         UPS and First International Bancorp, Inc. will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission. These documents will contain important information, and we urge investors to read them. Investors will be able to obtain the documents free of charge at the SEC's website. www.sec.gov. Please read the proxy statement/prospectus carefully before making a decision concerning the merger.


===========================================================

ON JANUARY 16, 2001, UPS PLACED THE FOLLOWING INFORMATION CONCERNING THE PROPOSED TRANSACTION ON ITS WEBSITE.


                       UPS CAPITAL AND FIRST INTERNATIONAL
                              QUESTION AND ANSWERS

                                JANUARY 16, 2001


1.       WHY IS UPS BUYING FIRST INTERNATIONAL BANCORP?

The acquisition will add First International's innovative structured trade finance and commercial lending programs to the expanding capabilities of UPS Capital Corporation, the financial services subsidiary of UPS. UPS believes the acquisition will create a powerful combination of financial, shipping and logistics solutions for customers that will enable them to better manage their supply chains through the integration of funds, goods and information.

First International's expertise in government-backed lending will enhance UPS Capital's financial services portfolio, which currently includes global trade finance, asset-based lending, factoring and equipment leasing.

2.       WHAT KIND OF BANK IS FIRST INTERNATIONAL?

It's not a retail bank in the traditional sense. First International is a highly specialized financial services company that provides innovative credit, trade and financial solutions to small- and medium-sized companies (mainly manufacturers, distributors, and wholesalers) in the United States and international emerging markets. It is a leader in the use of commercial loan guarantee programs made available by the U.S. Small Business Administration, the U.S. Department of Agriculture, and the Export-Import Bank of the United States. In calendar year 1999, First International originated an estimated $550 million in loans primarily within its industrial niche, and, at September 30, 2000, had a managed loan portfolio of approximately $1.2 billion.

3.       WHY DID UPS SELECT FIRST INTERNATIONAL?

First International, a proven global lender, has a broad range of commercial and international financing products, an outstanding reputation, and a leadership position in the government-guaranteed lending programs of the U.S. Small Business Administration, the U.S. Department of Agriculture, and the Export-Import Bank of the United States. Specifically, based on the most recently available information, First International was:

- For the fourth consecutive year, the country's largest Export-Import Bank lender as measured by number of transactions. Just recently, the Export-Import Bank announced that First International processed a record 154 transactions, almost three times as many as the No. 2 lender during the Export-Import Bank's most recent reporting period. That announcement came on the heels of First International receiving Ex-Im Bank's highest lending authority status - that of "Super Delegated Lending Authority" - which was accorded in September 2000.
- The largest U.S. Department of Agriculture Business and Industry lender measured by dollar volume.
- The 11th-largest U.S. Small Business Administration 7(a) lender measured by dollar volume (and the largest in New England).

Additionally, First International:

- Has 95 experienced lending officers and 14 international representatives strategically located around the world who not only possess a specialized market knowledge but also will serve as an important channel for UPS Capital products.
- Brings cross-selling opportunities to UPS Capital in the areas of leasing, international trade products, and distribution finance.
- Has an international network that is characterized by its geographic diversity and its ability to facilitate both export and import trade.
- Serves a niche market (small to medium-sized industrial companies with sales of $1 million to $50 million) that has been traditionally under served by financial institutions. And these are the same customers that UPS serves with its distribution and financing solutions.
- Has multiple origination channels and has new strategic e-commerce relationships in place.

4.       HOW WILL FIRST INTERNATIONAL BANK BE REGULATED AFTER THE ACQUISITION?

As a condition to the completion of the acquisition, prior to closing, First International Bank will sell all of its deposits, approximately $260 million, to a third party subject to regulatory approval. As a result of such sale, First International Bank will cease to be a federally insured depository institution regulated by the FDIC and First International Bancorp, Inc. will cease to be a bank holding company regulated by the Federal Reserve System. Following the acquisition, First International Bank will operate as a non-depository bank chartered by the State of Connecticut Department of Banking, and will be subject to Connecticut's state banking laws and regulations.

5.       WHAT IS THE BENEFIT OF THE BANK CHARTER?

The principal benefit of the bank charter is that it will allow First International Bank to continue to participate in the SBA and similar programs that constitute such an important part of the Bank's business.

6.       WILL THIS EFFECT UPS' AAA CREDIT RATING?

Credit ratings are established independently by the rating agencies. However, we strongly believe that this transaction will have no effect on UPS's AAA credit rating. UPS and UPS Capital are committed to disciplined, consistent growth and to making sound, quality credit decisions. First International shares this commitment. Additionally, approximately two-thirds of First International's loans are substantially guaranteed or insured by U.S. government agencies and other sources.

7.       WHEN DO YOU EXPECT THIS TRANSACTION TO CLOSE?

We expect to complete the transaction, following the receipt of all required regulatory and other approvals and satisfaction of other closing conditions, mid to late second quarter 2001.

8. WHAT ARE THE NECESSARY REGULATORY AND OTHER APPROVALS TO BE OBTAINED PRIOR TO THE CLOSING?

- UPS will need to obtain approval from the Connecticut Department of Banking.

- Additionally, prior to the closing, First International Bank's deposits will be sold to a third party, subject to regulatory approvals.

- The acquisition also must be approved by a majority of the shareholders of First International Bancorp.

- The transaction also will require Hart-Scott-Rodino clearance, similar to that required for most acquisitions.

9. FIRST INTERNATIONAL SECURITIZES AND SELLS LOANS AND RELIES ON FEE INCOME OR GAIN ON SALES FOR A MAJORITY OF ITS REVENUES. WILL THIS STRATEGY BE CONTINUED?

No. First International has historically sold and securitized loans originated as a means to fund its operations. UPS Capital currently expects to hold these loans in its portfolio, and currently expects to fund First International's loans with UPS's resources.

10. WHAT IS THE REVENUE PROJECTION FOR THE COMBINED COMPANY FOR THE NEXT 12 TO 24 MONTHS?

We don't break out revenues for UPS Capital.

11.      WHAT ARE THE TERMS OF THE DEAL?

United Parcel Service, Inc. will acquire First International Bancorp, Inc. for approximately $78 million in UPS Class B common stock, based on the closing price for UPS Class B common stock on Friday, January 12, 2001.

Under the terms of the merger agreement, First International Bancorp, Inc. shareholders will receive UPS Class B common stock in exchange for shares of First International Bancorp, Inc. common stock, based on the number of shares of First International Bancorp common stock outstanding at closing. Based on First International Bancorp having approximately 8.3 million shares outstanding as of September 30, 2000, UPS would issue approximately 1.3 million shares of UPS Class B common stock in the merger or approximately 0.160 shares of UPS Class B common stock for each share of First International Bancorp common stock. The exchange ratio is subject to a "collar" if the transaction is completed after July 31, 2001.

The aggregate merger consideration paid by UPS is subject to reduction under certain circumstances based on the net book value of First International Bancorp at the closing. In addition, based on the January 12, 2001 closing price for UPS Class B common stock, approximately 10% of the stock to be issued in the merger will be placed in escrow pending the performance of First International's loan portfolio during the twelve months following the closing and the resolution of any indemnification claims with respect to First International's representations, warranties and covenants in the merger agreement. The escrow and the potential reduction in the merger consideration are described in the merger agreement, which will be filed with the Securities and Exchange Commission.

12.  IS THIS TRANSACTION DILUTIVE OR ACCRETIVE TO UPS EARNINGS?

UPS expects the acquisition to be non-dilutive relative to earnings per share in 2001 and slightly accretive in 2002.

13.  HOW MANY SHARES OF FIRST INTERNATIONAL'S STOCK ARE OUTSTANDING?

First International Bancorp has approximately 8.3 million shares of common stock outstanding. In connection with the execution of the merger agreement, key shareholders controlling approximately 53% of the outstanding shares of First International Bancorp have entered into agreements with UPS to vote their shares of First International Bancorp stock in favor of the transaction.

14. WHO IS THE CEO OF FIRST INTERNATIONAL BANCORP, INC. AND WHAT ROLE WILL HE PLAY AFTER THE ACQUISITION?

Brett N. Silvers is the chairman and chief executive officer. He will continue to direct operations following the acquisition.

15. IS THERE ANY PROVISION IN THIS TRANSACTION TO KEEP OTHER TOP EXECUTIVES IN PLACE FOR A PERIOD OF TIME?

Continuity of leadership is an important value driver. As such, there are certain arrangements with regard to performance and tenure.

16. AFTER THE MERGER, WILL FIRST INTERNATIONAL BE DISSOLVED AND WILL ITS PEOPLE AND ASSETS BE FOLDED INTO UPS CAPITAL?

First International will not be dissolved. It will be operated as part of the UPS Capital platform.

17. WHAT ROLES WILL UPS CAPITAL GLOBAL TRADE FINANCE AND OTHER UPS CAPITAL BUSINESS UNITS PLAY?

We believe that they will be highly complementary to each other with little redundancy. The Global Trade Finance Group will have the opportunity to cross-sell Export-Import Bank receivable financing in addition to bank guarantees, and First International's employees will have the opportunity to cross-sell for global trade finance, distribution finance and leasing.


18.      HOW MANY EMPLOYEES DOES FIRST INTERNATIONAL HAVE?

First International has approximately 200 employees, including 95 experienced lending officers. First International also has 14 international representatives.

19. WHAT ARE THE LOCATIONS OF ITS OFFICES, AND WILL THESE LOCATIONS BE RETAINED AFTER THE ACQUISITION? WHAT ABOUT THE HARTFORD, CONNECTICUT HEADQUARTERS?

First International has U.S. offices in Boston, Cleveland, Detroit, Hartford, Los Angeles, Miami, Morristown, Philadelphia, Pittsburgh, Providence, Richmond, Rochester, Springfield, St. Louis and Washington, D.C. First International has representatives in Argentina, Brazil, Central America, Egypt, India, Indonesia, Korea, Mexico, North Africa, the Philippines, Poland, South Africa, Turkey and West Africa. We expect these offices and representatives to be retained after the acquisition.

Our plan is for First International to remain headquartered in Hartford, together with its lending and operational staff.

20. ARE THERE CUSTOMERS OF FIRST INTERNATIONAL WHO ALSO ARE CUSTOMERS OR TARGETED PROSPECTS OF UPS AND UPS CAPITAL?

Yes, we believe that there are substantial synergies in the customer base. First International serves small and medium-sized manufacturers, distributors, and wholesalers, the same kinds of customers that UPS serves with its distribution, and financing solutions.


                                      # # #

         Except for historical information contained herein, the statements made in this release constitute forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic directions, prospects and future results, as well as statements relating to regulatory approvals required in connection with the proposed transaction, the prospects and financial condition of the combined operations of UPS and First International Bancorp, the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises and other statements relating to future events and financial performance. Such forward-looking statements involve certain risks and uncertainties. Important factors may cause actual results to differ materially from those contained in forward-looking statements. These include the failure of the proposed transaction to be completed for any reason, the competitive environment in which UPS operates, economic and other conditions in the markets in which UPS operates, strikes, work stoppages and slowdowns, governmental regulation, increases in aviation and motor fuel prices, cyclical and seasonal fluctuations in operating results and other risks discussed in filings that UPS has made with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which discussions are incorporated herein by reference.

         Many important factors could also cause actual results to differ materially from those in the forward-looking statements made by or about First International. Such factors include, but are not limited to, changes (legislative, regulatory and otherwise) in the banking and commercial finance industries and those specifically relating to the continuation in their present form of the government guaranteed loan programs utilized by First International; the ability of First International to continue its recent growth in an increasingly competitive market for loan originations; disruption in the capital markets which may delay or prevent First International from receiving funding under warehouse lines of credit or completing loan sales and securitizations; and other risks identified in First International's Securities and Exchange Commission filings.

         UPS and First International Bancorp, Inc. will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission. These documents will contain important information, and we urge investors to read them. Investors will be able to obtain the documents free of charge at the SEC's website. www.sec.gov. Please read the proxy statement/prospectus carefully before making a decision concerning the merger.

===================================================================
ON JANUARY 16, 2001, UPS PLACED THE FOLLOWING INFORMATION CONCERNING THE PROPOSED TRANSACTION ON ITS WEBSITE.

[UPS LOGO]


                               UPS ACQUISITION OF
                          FIRST INTERNATIONAL BANCORP


                                JANUARY 16, 2001

[UPS LOGO]


                              SAFE HARBOR LANGUAGE


         Except for historical information contained herein, the statements made in this release constitute forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic directions, prospects and future results, as well as statements relating to regulatory approvals required in connection with the proposed transaction, the prospects and financial condition of the combined operations of UPS and First International Bancorp, the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises and other statements relating to future events and financial performance. Such forward-looking statements involve certain risks and uncertainties. Important factors may cause actual results to differ materially from those contained in forward-looking statements. These include the failure of the proposed transaction to be completed for any reason, the competitive environment in which UPS operates, economic and other conditions in the markets in which UPS operates, strikes, work stoppages and slowdowns, governmental regulation, increases in aviation and motor fuel prices, cyclical and seasonal fluctuations in operating results and other risks discussed in filings that UPS has made with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which discussions are incorporated herein by reference.

         Many important factors could also cause actual results to differ materially from those in the forward-looking statements made by or about First International. Such factors include, but are not limited to, changes (legislative, regulatory and otherwise) in the banking and commercial finance industries and those specifically relating to the continuation in their present form of the government guaranteed loan programs utilized by First International; the ability of First International to continue its recent growth in an increasingly competitive market for loan originations; disruption in the capital markets which may delay or prevent First International from receiving funding under warehouse lines of credit or completing loan sales and securitizations; and other risks identified in First International's Securities and Exchange Commission filings.

         UPS and First International Bancorp, Inc. will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission. These documents will contain important information, and we urge investors to read them. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. Please read the proxy statement/prospectus carefully before making a decision concerning the merger.

[UPS LOGO]


                                    CONTENTS


         UPS STRATEGIC OVERVIEW

         FIRST INTERNATIONAL OVERVIEW

         TRANSACTION SUMMARY

         TRANSACTION RATIONALE

[UPS LOGO]


         UPS's mission is to enable global commerce by combining the movement of goods, information, and funds. Our growth strategies facilitate this mission.


         UPS Growth Strategies

         - Expand leadership in core business.

         - Continue international expansion.

         - Provide comprehensive logistics and financial solutions.

         - Leverage technology and e-commerce advantages.

         - Pursue acquisitions and alliances.

[UPS LOGO]


         UPS Capital Corp.'s mission is to broaden and deepen its relationship with UPS's existing and potential customers through an array of financial products and services that foster the profitable growth of their businesses.

- Integrate financial services by offering funding options for UPS' customers' package shipments.

- Provide traditional financing to assist UPS' customers to expand their businesses.

- Explore financing opportunities within UPS' customers' existing supply chains.

-        Supports UPS mission to enable global commerce.

                  - financial solutions for UPS customers complement UPS' distribution expertise and value-added information technology infrastructure.

[UPS LOGO]


                     WHY IS UPS BUYING FIRST INTERNATIONAL?

-        Acceleration of UPS Capital's growth

- Greater lending potential with First International's originating capabilities and lending experience, as well as UPS Capital's brand and broader product offering.

-        Compatible culture and strong management team at First International.

-        Potential synergies with UPS Capital in global trade financing.

[UPS LOGO]


                          WHO IS FIRST INTERNATIONAL?


-        Founded in 1955; headquartered in Hartford, Connecticut.

-        Provides specialized loan products to an underserved market.

-        95 experienced lending officers and 14 international representatives.

-        $1.2 billion managed loan portfolio, at September 30, 2000;
         approximately $550 million in loans originated in 1999; net profit of $6.0 million in 1999.

-        Market capitalization: $56 million (as of 1/12/2001).

- Leader in the use of commercial loan guarantee programs made available by the U.S. Small Business Administration, the U.S. Department of Agriculture, and the Export-Import Bank of the United States. Based on the most recently available information, First International is the:

         -        largest Ex-Im Bank lender measured by number of transactions

         -        largest USDA lender measured by dollar volume

         -        eleventh largest SBA lender measured by dollar volume

-        Offers Internet-based commercial and international loan products.

[UPS LOGO]


                            NATURE OF LOAN PORTFOLIO


- Approximately two-thirds of First International's loans are substantially guaranteed or insured by government agencies and other sources.

         -        Export-Import Bank

         -        Small Business Administration

         -        Department of Agriculture

- 65% of First International's loan originations are domestic; 35% are international.

[UPS LOGO]

                              TRANSACTION SUMMARY


- Transaction Structure: Stock-for-stock merger; exchange ratio based on the number of First International Bancorp shares outstanding at closing and subject to a collar and other adjustments.

-        Equity Transaction Value: Approximately $78 million (1/12/01)

- Exchange Ratio: Approximately 0.160 share of UPS Class B Common stock for each share of First International common stock (assuming outstanding First International common stock at closing is approximately 8.3 million shares).

- Shares to be issued by UPS: Approximately 1.3 million (assuming outstanding First International common stock at closing is approximately 8.3 million shares).

-        Accounting Treatment: Purchase.

- Voting Agreement: Key shareholders controlling approximately 53% of First International's outstanding shares have agreed to this merger.

[UPS LOGO]

-        Tax treatment: Tax-free to First International shareholders.

-        Break-up Fees: $3.5 million plus up to $1 million of buyer expenses.

- Additional Provisions: Based on the January 12, 2001 closing price for UPS Class B common stock, approximately 10% of the stock to be issued in the merger will be placed in escrow to potentially adjust merger consideration based on credit losses and reserves after 12 months and indemnification claims.

         - Merger consideration subject to reduction under certain circumstances based on the net book value of First International at closing.

         - The exchange ratio is subject to a collar if the transaction is completed after July 31, 2001.

[UPS LOGO]

                              TRANSACTION SCHEDULE


-        Approval process

         -        Connecticut Department of Banking approval.

         - Sale of First International's deposits to a third party, subject to regulatory approvals.

         - First International shareholder vote required to approve the transaction.

         -        Clearance under Hart-Scott-Rodino.

         -        Other customary closing conditions.

-        Closing anticipated in mid-to-late second quarter 2001.

-        First International becomes part of UPS Capital platform.

         - Brett Silvers, current chairman and CEO of First International, will continue to direct its operation.

[UPS LOGO]

         THE ACQUISITION OF FIRST INTERNATIONAL IS AN INNOVATIVE TRANSACTION, CREATING A GREAT FIT WITH UPS CAPITAL


- Both have a common target customer base: small- and medium-sized businesses.

-        Cross-selling opportunities exist for both companies.

- Both are committed to disciplined, consistent growth, based on sound, quality credit decisions.

- The business combination produces a portfolio of complementary financial products.

[UPS LOGO]

                            SOURCES OF VALUE CREATION


- Expanded portfolio allows First International broader customer penetration.

-        Use of financial solutions to grow package business.

-        UPS lower cost of funding and access to capital.

-        Lower customer acquisition costs.

-        Leveraging UPS brand, customer base and international network.

[UPS LOGO]

                             FINANCIAL IMPACT TO UPS

-        EPS: Non-dilutive in 2001; slightly accretive in 2002.

- Revenue Change: UPS Capital currently plans to hold loans in its portfolio rather than sell or securitize, as First International has done.

         - Change will require a conversion to accrual accounting reducing profits initially in 2001 and 2002.

         - As portfolio builds, profitability will grow; UPS's low funding cost generates earnings on the loans to above industry norms, providing accretion.

- Balance Sheet: In 2001 and 2002, modest increase in leverage of UPS with no expected impact to UPS' credit rating.